Exhibit 4(c)



                                   PACIFICORP
                              DIVIDEND REINVESTMENT
                                       AND
                               STOCK PURCHASE PLAN

                       As amended effective March 6, 1998

Purpose
-------

     The purpose of the Dividend Reinvestment and Stock Purchase Plan ("Plan") of PacifiCorp ("Company") is to provide holders of the Company's Common Stock ("Common Stock"), and its 5% Preferred Stock, Serial Preferred Stock or No Par Serial Preferred Stock (collectively, "Preferred Stock"), employees of the Company and its subsidiaries (including retired employees) (collectively, "Employees") and other interested investors with a convenient way of purchasing shares of the Company's Common Stock through reinvestment of dividends and optional cash investments. Under the Plan, holders of Common Stock may reinvest cash dividends on all or a portion of their shares of Common Stock in shares of Common Stock. Holders of Preferred Stock may reinvest cash dividends on all or a portion of their preferred shares in shares of Common Stock, but not in additional shares of Preferred Stock. Employees may make optional cash investments through payroll deduction. Other interested investors may participate in the Plan by making optional cash payments. All Participants (as defined below) in the Plan may make optional cash payments through monthly automatic debit of their bank accounts or by other means approved by the administrator of the Plan. Participants in the Plan may elect to deposit shares of Common Stock into their Plan accounts for safekeeping and cash dividends paid on all or a portion of such securities will be automatically reinvested in shares of Common Stock, as directed by the Participant. The shares of Common Stock purchased under the Plan with reinvested cash dividends and optional cash investments will, at the election of the Company, be newly issued shares, shares purchased in the market by an independent agent designated by the Company, or any combination of the foregoing. Net proceeds from the sale by the Company of shares of Common Stock pursuant to the Plan will be used for general corporate purposes.

Administration
--------------

     The Company, or at its sole option its duly appointed agent, shall act as the "Administrator" of the Plan. The Administrator shall administer the Plan for Participants, maintain records, send statements of account to Participants and perform other duties relating to the Plan. The Company, or at its sole option its duly appointed agent, shall act as custodian (the "Custodian") to hold shares acquired under the Plan and shares deposited into the accounts of Participants for safekeeping and to act for Participants in delivering shares held under the Plan to the stock transfer agent and registrar for reissuance to Participants upon withdrawal of shares or sale of shares upon termination of participation in the Plan.

     The Company shall appoint an independent agent (the "Agent") to act for Participants in mak ing purchases of shares of Common Stock for their Plan account in the market, if shares are to be purchased in the market, and to act for Participants in making sales of shares of Common Stock in the market for their account, if so requested by Participants with accounts holding less than 100 whole shares in connection with their termination of participation in the Plan.

Participation - Dividend Reinvestment
-------------------------------------

     Holders of record of the Company's Common Stock, or Preferred Stock, or both, are eligible to participate in the dividend reinvestment portion of the Plan with respect to the shares so held and become Plan "Participants." Employees who are not shareholders and other interested investors may enroll in the Plan through the optional cash investment portion of the Plan and will thereby become "Participants." Owners of the Company's stock whose shares are registered in the name of an Individual Retirement Account custodian may also become Participants through appropriate arrangements with the Administrator. Any other owners of the Company's stock must first become holders of record by having those shares transferred into their own names in order to participate in the dividend reinvestment portion of the Plan with respect to the shares so held.

     An eligible shareholder may join the Plan at any time by signing and returning an Authorization to Participate Form. The fact that dividends are reinvested does not relieve Participants of any liability for taxes that may be otherwise payable on such dividends.

     Those shareholders who do not wish to participate in the Plan will receive all cash dividends as declared and paid, by check or such other means as are approved from time to time by the Company.

     If an Authorization to Participate specifying reinvestment of dividends is received by the Administrator on or before the record date established for the payment of a particular dividend, reinvestment will commence with that dividend payment. "Dividend Payment Dates" normally are February 15, May 15, August 15 and November 15 of each year. The record date normally precedes the Dividend Payment Date by 15 to 30 days. If the Authorization to Participate is received by the Administrator after the record date established for the payment of a particular dividend, then the reinvestment of dividends will not begin until the Dividend Payment Date following the next record date. For example, in order to invest all or a portion of a quarterly dividend payable May 15, an Authorization to Participate would have to be received by the Administrator no later than the record date set for that dividend, normally between April 15 and April 30. If the Authorization to Participate were received after the record date, the dividend payable May 15 would be paid by check or other approved means, and the reinvestment of dividends under the Plan would begin with the next Dividend Payment Date, i.e., August 15.

     By indicating as appropriate on the Authorization to Participate, a Participant may elect to reinvest the dividends paid on all or any portion of the shares of the Company's Common Stock or Preferred Stock or both, whether held under the Plan or directly by the Participant (i.e., outside of the Plan).

     If dividends on only a portion of the Company's Common Stock or Preferred Stock or both are to be reinvested, the Participant will receive the cash dividends that are not to be reinvested by check or other approved means. A Participant may also elect to make optional cash investments from time to time, whether or not the Participant elects to reinvest cash dividends on shares of the Company's Common Stock or Preferred Stock held by the Participant.

Participation - Optional Cash Payments
--------------------------------------

     Any Participant, upon enrolling in the Plan, may make optional cash investments from time to time. Other interested investors who are not yet shareholders of the Company may also make optional cash investments under the Plan and become "Participants" if they send an initial cash investment of at least $250 to the Administrator with a letter of instruction to invest such amount and complete a New Account Enrollment Form. Employees of the Company who are not shareholders at the time they enroll in the Plan may become Participants in the Plan by executing an Authorization to Participate and may make optional cash investments by submitting an Employee Payroll Deduction Request to the Company's Payroll Department or by sending a cash investment to the Administrator with a letter of instruction to invest such amount. Participants in the Plan may make optional cash investments by monthly automatic debit of their bank accounts by submitting a Bank Account Debit Request to the Administrator. Participants in the Plan may also make optional cash investments by any other means approved by the Administrator. All optional cash investments must be denominated in U.S. currency. Such optional cash investments will be invested in shares of the Company's Common Stock in accordance with the Plan.

     Optional cash investments may be made at any time and from time to time in varying amounts, provided that the minimum initial investment amount for new participants who are not yet shareholders is $250 and the minimum initial investment amount for other Participants and for ongoing investments after the initial investment is $25 per Investment Date. Optional cash investments may not exceed a total of $25,000 per Quarter. A "Quarter" is the period from January 1 to March 31, April 1 to June 30, July 1 to September 30 and October 1 to December 31. The Company may, in its discretion, waive the $25,000 per Quarter limit on optional cash investments. Optional cash investments may be made by remitting the amount of such investment to the Administrator with a New Account Enrollment Form, a Cash Investment Form or a letter of instruction from the Participant. After receipt of the first statement of account, cash payments should be accompanied by the Optional Cash Investment Form attached to such statement.

     An Employee may make an optional cash investment as described in the immediately preceding paragraph or may complete an Employee Payroll Deduction Request authorizing the Company to make payroll deductions of not less than $25 per semi-monthly pay period and to use such deductions for the purchase of shares of the Company's Common Stock pursuant to the Plan. Amounts deducted from an employee's pay on a payroll deduction date that coincides with an Investment Date will be invested on that date. Amounts deducted from an employee's pay on a payroll deduction date other than an Investment Date will be accumulated and invested on the next Investment Date. Employees may, at any time, increase or decrease, within the above limits, the amount of such deductions by submitting a new Payroll Deduction Request to the Company's Payroll Department and any such increase or decrease will be effective with the pay period following receipt by the Company's Payroll Department of such notice. Payroll deduction authorizations previously executed by employees will remain in effect unless the Company's Payroll Department is otherwise notified by the Participant and any cancellation of a payroll deduction authorization will be effective with the pay period following receipt by the Company's Payroll Department of such notice.

     Participants may also make optional cash investments by monthly automatic bank debit from their bank accounts or by other means approved by the Administrator. Amounts will be deducted from a Participant's bank account on one Investment Date per month and will be invested on that date. Participants who wish to make optional cash investments by monthly automatic bank debit must submit a Bank Account Debit Request to the Administrator. Participants may, at any time, increase or decrease, within the above limits, the amount of such deductions by submitting a new Bank Account Debit Request to the Administrator and any such increase or decrease will be effective with the Investment Date following receipt by the Administrator of such notice. Bank Account Debit Requests previously executed by participants will remain in effect unless the Administrator is otherwise notified by the Participant and any change or cancellation of a Bank Account Debit Request will be effective with the Investment Date following receipt by the Administrator of such notice. Participants who are making optional cash payments pursuant to a Bank Account Debit Request may also make additional optional cash payments; provided, however, that the total amount of optional cash payments may not exceed $25,000 in any Quarter, unless the Company, in its discretion, waives the $25,000 per Quarter limit.

     Optional cash investments must be received by the Administrator on or before the close of business on an Investment Date to be invested with respect to that Investment Date. Optional cash investments so received will be invested on that Investment Date, if shares are purchased directly from the Company, or as promptly as possible thereafter, if shares are acquired in the market. The "Investment Dates" shall be the first day and the 15th day (or the first business day thereafter, if the first or the 15th day is not a business day) of each month except that in any month in which there is a payment of dividends on the Company's Common Stock or Preferred Stock, the Investment Dates shall be the first business day of the month and the Dividend Payment Date. No interest will be paid by the Company on optional cash payments, including accrued payroll deductions.

     In order to invest an optional cash payment on an Investment Date, a completed Authorization to Participate or New Account Enrollment Form must be either on file with the Administrator or received by the Administrator on or before the close of business on that Investment Date.

     If shares are purchased in the market with respect to an Investment Date that occurs after the dividend record date in a dividend record date month, Participants will not receive dividends on the shares so purchased.

     The Administrator will refund an optional cash payment that has not been invested if a Participant's written request for refund is received by the Administrator prior to an Investment Date.

     The Company reserves the right, without prior notice to Participants, to suspend, modify or eliminate the optional cash investment feature of the Plan. If the optional cash investment is suspended or eliminated, any optional cash investments held or received by the Company on or after the effective date of such suspension or elimination will be returned to Participants without interest.

Automatic Reinvestment of Dividends and
Subsequent Purchases or Dispositions of Stock
---------------------------------------------

     The Custodian or its nominee receives dividends on the Dividend Payment Date for all shares of Common Stock or Preferred Stock that have been designated for reinvestment of dividends as of the dividend record date. Such dividends, or the portion thereof designated for reinvestment by Participants, are automatically reinvested in additional shares of Common Stock, either through the acquisition by the Plan of newly issued shares or through purchases by the Agent in the market, and the Administrator credits such dividends to each Participant's account on the basis of the full shares and fractions of shares held thereunder. If dividends on only a portion of the Company's Common Stock or Preferred Stock or both held under the Plan are to be reinvested, the Participant will receive the cash dividends that are not to be reinvested by check or other approved means.

     Cash dividends on shares of Common Stock or Preferred Stock, or both, purchased by a Participant outside of the Plan subsequent to the filing of an Authorization to Participate or New Account Enrollment Form will be reinvested under the Plan only if the Participant has elected to have the dividends on all previously owned shares of Common Stock, or Preferred Stock, or both reinvested under the Plan. A Participant may also elect, by written notification to the Administrator, to have the dividends on all or any portion of the newly purchased shares reinvested under the Plan.

     If a Participant has elected to reinvest the dividends on all or a portion of the shares of Common Stock or Preferred Stock held outside the Plan and subsequently disposes of a portion of the shares held, unless the Administrator is otherwise notified, dividends will continue to be reinvested on the number of shares indicated on the Authorization to Participate or New Account Enrollment Form, or on the balance of the shares held by the Participant, whichever is less.

Fees
----

     Participants (other than Employees) are charged an enrollment fee, which also applies to persons who are re-enrolling in the Plan. Participants will also be charged an administrative fee each Quarter in connection with the reinvestment of dividends under the Plan. Participants will generally incur no brokerage commissions on purchases of newly issued shares of Common Stock under the Plan. If shares are purchased by the Agent in market transactions, all brokerage commissions, service charges and costs relating to the purchase will be charged to Participants. As described under "Termination" and "Withdrawal of Plan Shares" below, if a Participant instructs the Company to sell the Participant's Plan shares, a service charge plus any applicable brokerage commissions and other expenses relating to the sale, will be deducted from the proceeds of the sale of such shares. If a Participant's check for an optional cash payment is returned for "non-sufficient funds," a service charge will be assessed to the Participant. The Participant will be notified by the Administrator of the return of the check and the applicable charge. The charge is payable on notification. If the "nonsufficient funds" charge is not paid within 30 days of notification, the Administrator may, at its discretion, rescind the stock purchase and terminate the Participant's Plan account. The Company may withhold amounts owed to the Company with respect to NSF charges from any amounts due to the Participant upon termination of the Participant's account, and shares may be sold to satisfy any such obligations. The Company may also offset the amount of any such obligations against future dividends payable to the Participant. The Company will also charge Participants a fee for account research that relates to a year or years before the current calendar year, which fee must be paid in advance of any such research. The amounts of all of the foregoing fees are specified in a fee schedule attached hereto as Exhibit A, which fees may be changed by the Administrator at any time following notice to Participants.

Purchases and Price of Shares
-----------------------------

     Unless the Company makes the election specified in the next succeeding sentence, the Plan will acquire shares for Participants by purchasing from the Company shares of Common Stock (for which the Company may have made, at its election, corresponding purchases of Common Stock in the market or otherwise) at a price equal to the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal report of NYSE-Composite Transactions, for each of the five New York Stock Exchange ("NYSE") trading days ending with the Investment Date as of which such purchase is made (or the next preceding day on which the Common Stock was traded on the NYSE, if it is not traded on the NYSE on the Investment Date). If prior to any Investment Date the Company shall determine that it will not sell shares of Common Stock to the Plan on such Investment Date, the funds to be invested will be delivered to the Agent for the purchase of Common Stock in the market. Purchases with respect to such Investment Date will be made on any securities exchange where such shares are traded, in the over-the-counter market, or by negotiated transactions, and may be on such terms as to price, delivery, and otherwise, as the Agent may determine. Upon completion of any purchases pursuant to the preceding sentence, the Agent will advise the Administrator of the number of shares of Common Stock acquired and the aggregate price paid therefor.

     Purchases of Common Stock from other than the Company will be made as promptly as possible on or after the Investment Date and may occur over such periods of time as are consistent with the provisions of the federal securities laws. If the Agent is unable to purchase shares in the market in respect of any Investment Date, or if such purchase is, in the opinion of the Company, otherwise inadvisable, the Company will pay or return to Participants the dividends and optional cash payments that otherwise would have been invested, without interest.

     Each Participant's account will be credited with that number of shares, including fractions computed to four decimal places, equal to the amount of the Participant's dividends to be reinvested plus any optional cash payments, less any applicable brokerage commission or other fees, divided by the applicable purchase price. Shares will be allocated and credited to Participants' accounts as follows: (1) shares purchased from the Company will be allocated and credited as of the appropriate Investment Date; and (2) shares purchased in market transactions will be allocated and credited as of the date on which the Agent advises the Administrator of the aggregate number of shares purchased with respect to that Investment Date. Depending on the Company's election, Participants may be credited with authorized but unissued shares (for which corresponding purchases may or may not have been made) or shares purchased in market transactions or a combination thereof. In the event of any such combination of credited shares, the price of the shares and any related charges will be determined on a pro rata basis.

Reports to Participants
-----------------------

Each Participant in the Plan will receive a quarterly statement of account prepared as of each Dividend Payment Date. These statements are a Participant's continuing record of the cost of such Participant's purchases and should be retained for income tax purposes.

Certificates for Shares of Common Stock and Preferred Stock
-----------------------------------------------------------

     Shares of Common Stock purchased under the Plan will be registered in the name of the Custodian or its nominee, as custodian for Participants in the Plan.

     A Participant may elect to deposit shares of the Company's Common Stock registered in the Participant's name into the Participant's Plan account for safekeeping. Any lost certificates must be replaced before a Participant may deposit the shares represented by such certificates. Dividends on all shares deposited for safekeeping (see "Participation - Dividends" above), will automatically be reinvested or paid as instructed by the Participant. Certificates representing shares to be deposited for safekeeping should be sent, together with a completed Safekeeping Authorization Letter, by registered mail to the Custodian.

     Accounts under the Plan will be maintained in the names in which shares of stock of Participants are registered on the Company's records. In the case of Participants who are not shareholders of the Company at the time they enroll in the Plan, accounts under the Plan will be maintained in the Participant's name or in a joint tenancy registration which includes the Participant's name. Certificates for whole shares will be similarly registered when issued to Participants.

     Shares credited to the account of a Participant under the Plan may not be pledged.

Discontinuation or Change of Election
-------------------------------------

     A Participant may discontinue the reinvestment of dividends or change an election under the Plan by notice to the Administrator in writing to such effect. Notices received on or prior to any dividend record date will be effective to discontinue or modify dividend reinvestment as of the related Dividend Payment Date.

     A Participant may cancel the automatic debit of the Participant's bank account at any time and remain in the Plan by sending a written cancellation request to the Administrator. If the Participant wishes to terminate participation in the Plan, the Participant must deliver a written request to the Plan Administrator. (See "Termination.")

     An employee may cancel the employee's payroll deduction at any time and remain in the Plan by sending a written request to the Company's Payroll Department. If an employee terminates the employee's employment with the Company, the employee will continue to participate in the Plan as a shareholder unless termination of participation in the Plan is requested by the employee in writing, which request must be delivered to the Plan Administrator. (See "Termination.")

Withdrawal of Plan Shares
-------------------------

     A Participant may withdraw all or any number of whole shares held under the Plan by delivering a written request to the Plan Administrator. Certificates for all or any number of the whole shares held under the Plan will be issued to a Participant upon the written request of such Participant.

     If a Participant withdraws all whole shares held under the Plan and authorizes the Administrator to discontinue reinvestment of dividends paid on all shares held directly by the Participant, any fractional share interest will automatically be liquidated. (See "Termination" below).

Termination
-----------

     Participation in the Plan may be terminated by a Participant at any time by written notice to the Administrator. Such notice will be effective upon receipt, except for those termination notices received after a dividend record date and before completion of the share purchases following the related dividend payment date (the "Freeze Period"), which will be processed as soon as practical following the completion of the share purchase with respect to the Investment Date on which the Freeze period ends.

     Upon termination, a Participant whose account holds 100 or more shares will receive a certificate or certificates for the whole shares credited to or deposited in such Participant's account at the close of business on the date of receipt of the termination notice by the Administrator.

     Any Participant whose account holds less than 100 whole shares of Common Stock, may receive a certificate or certificates for such whole shares in the manner described in the preceding paragraph or may instruct the Administrator to sell all of such whole shares in the notice of termination. No sales of Common Stock will be made under the Plan on behalf of terminating Participants whose accounts contain 100 or more whole shares of Common Stock and no sales will be made of Preferred Stock pursuant to the Plan. If sale of all whole shares for any account containing less than 100 whole shares of Common Stock is specified in the notice of termination, such sale shall be made by the Agent as set forth below following receipt by the Agent from the Administrator of instructions to do so, and the proceeds of sale, less brokerage commissions, service charges and other expenses, if any, shall be paid to such Participant by the Administrator. (Such sale may, but need not, be made by purchase for investment under the Plan at the closing market price on the date of receipt of the termination notice.) Shares that are to be sold may be aggregated with those of other terminating Participants, in which case the proceeds to each terminating Participant will be based on the average sales price, less commissions, service charges, and other expenses. Shares shall be sold on or about the fifth day of each month in which the Company does not pay a dividend. A Participant who instructs the Administrator to sell the participant's whole shares upon termination will incur a service charge in the amount specified in Exhibit A, as amended from time to time, which service charge shall be deducted from the proceeds of the shares liquidated upon termination.

     Upon termination, any fractional share interest will be liquidated, and the Participant will be paid cash in an amount determined by reference to the purchase price for shares purchased under the Plan for the Investment Date first preceding the day such notice of termination is received by the Administrator.

Voting
------

     Each Participant shall have the right and will be given the opportunity to direct the voting of all shares held under the Plan in the Participant's account on any matter submitted to a vote of the shareholders.

Addresses of Administrator and Custodian
----------------------------------------

     All Authorizations to Participate, New Account Enrollment Forms, optional cash payments, notices of withdrawal and other communications with the Administrator should be sent to the following address if the Company is acting as Administrator:

                  PacifiCorp
                  Shareholder Services
                  Attention: Dividend Reinvestment and Stock Purchase Plan PO Box 14740
                  Portland, Oregon  97232-0740

Certificates representing shares of Common Stock to be deposited into the account of a Participant for safekeeping and other communications with the Custodian relating to certificate safekeeping should also be sent to the above address if the Company is acting as Custodian. If the Company has duly appointed an agent as Administrator or Custodian, such correspondence should be sent to the agent's applicable address.

Responsibility of the Administrator
and Custodian Under the Plan
-----------------------------------

     The Company, the Administrator, if not the Company, and the Custodian, if not the Company, in administering the Plan, are not liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability arising out of failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death.

Foreign Shareholders Subject to
Income Tax Withholding
-------------------------------

     Subject to the requirements of foreign securities laws, foreign persons, such as foreign corporations, trusts and estates and individuals who are not citizens or residents of the United States, whose dividends are subject to United States federal income tax withholding may elect to participate in the Plan. Dividends paid in respect of shares of foreign Participants will be reinvested in Common Stock in an amount equal to the dividends paid on the shares with respect to which reinvestment is to be made less the amount of tax required to be withheld, to the extent permitted by law. The statements of account confirming purchases made for such Participants will indicate the amount of tax withheld.

Interpretation and Regulation of the Plan
-----------------------------------------

     The Company reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with its operation.

Modification or Termination of Plan
-----------------------------------

     The Company reserves the right to modify, suspend or terminate the Plan at any time. Participants will be notified of any such modification, suspension or termination.

Effective Date
--------------

     This amended PacifiCorp Dividend Reinvestment and Stock Purchase Plan shall be effective for all Investment Dates/Dividend Payment Dates after March 6, 1998.
                                       10